SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RIBOZYME PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

762567105

(CUSIP Number)

Oxford Bioscience Partners IV L.P.

mRNA Fund II L.P.

222 Berkeley Street, Suite 1650
Boston, Massachusetts 02116
(617-357-7474)

with a copy to:

Warren T. Lazarow

Sam Zucker

O’Melveny & Myers LLP

990 Marsh Road

Menlo Park, California 94025

(650) 473-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oxford Bioscience Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) PN

1 See Item 5.

2 See Item 5.

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MRNA Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OBP Management IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jefrrey T. Barnes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael J. Brennan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark P. Carthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan J. Fleming

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael E. Lytton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stella M. Sung

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762567105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan G. Walton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,945,069[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,648,040[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,945,069[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 88.1%[2]

14.	Type of Reporting Person (See Instructions) IN

The following constitutes the Amendment No. 1 to Schedule 13D filed by the undersigned (the “Schedule 13D”).  The Schedule 13D is amended and restated as follows:

Item 1.                    Security and Issuer.

(a)           The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Ribozyme Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “RPI”) and Common Stock issuable upon the exercise of warrants.

(b)           The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.    Identity and Background.

Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)  Oxford Bioscience Partners IV L.P. (“Oxford IV”) and mRNA Fund II L.P. (“MRNA II”) (collectively, the “Funds”); OBP Management IV L.P. (“OBP IV”) which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes (“Barnes”), Michael J. Brennan (“Brennan”), Mark P. Carthy (“Carthy”), Jonathan J. Fleming (“Fleming”), Michael E. Lytton (“Lytton”), Stella M. Sung (“Sung”) and Alan G. Walton (“Walton”) (collectively, the “General Partners”) which are the general partners of OBP IV.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)  The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Brennan, Carthy, Fleming, Lytton and Sung is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116.  The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

(c)  The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II.  The principal business of each of the General Partners is to manage the affairs of OBP IV.

(d)  During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)  During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

f)  Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware.  Each of the General Partners is a United States citizen.

Item 3.                    Source and Amount of Funds or Other Consideration.

                Pursuant to the Common Stock and Warrant Purchase Agreement (“Common Stock and Warrant Agreement”) among RPI, Oxford IV, MRNA II and various other investors (the “Investors”), dated as of February 11, 2003, Oxford IV agreed to purchase 23,501,566 shares of RPI’s Common Stock at a price of $0.33 per share for total consideration of $7,755,517, and MRNA II agreed to purchase 235,806 shares of RPI’s Common Stock at a price of $0.33 per share for total consideration of $77,816.  Under the terms of the Common Stock and Warrant Agreement, Oxford IV also will receive a warrant to purchase 4,861,886 shares of Common Stock at an exercise price of $0.42 per share, and MRNA II will receive a warrant to purchase 48,782 shares of Common Stock at an exercise price of $0.42 per share (collectively, the “Warrants”).  The funds used by Oxford IV and MRNA II to acquire the Common Stock and the Warrants were obtained from their investment funds. The closing of the Common Stock and Warrant Agreement is conditioned on, among other things, RPI stockholder approval.

                References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Agreement included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.

Item 4.    Purpose of Transaction.

                Oxford IV and MRNA II have agreed to purchase the Common Stock and the Warrants for investment purpose and, through representation on the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the investment.

                Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC no later than five days after the closing of the Common Stock and Warrant Agreement.  RPI further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review.

                Prior to the closing, it is anticipated that four RPI board members will tender resignations to RPI’s board of directors, effective as of the closing of the Common Stock and Warrant Agreement.  RPI has agreed to use its best efforts to cause, at the closing, two persons designated by funds managed or advised by the Sprout Group, one person designated by funds managed or advised by Oxford IV and one person designated by funds managed or advised by Venrock Associates to be appointed as members of the board of directors of the Issuer.  Such designees are also entitled to be members of the Issuer’s compensation and nominating committees.  Oxford IV, MRNA II, the Sprout Group and Venrock Associates have entered into a voting agreement (the “Voting Agreement”) agreeing to vote their shares to effect such elections for so long as such entities continue to hold specified percentages of the Issuer’s Common Stock.

                Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to seek stockholder approval to amend its charter, on or before the closing of the Common Stock and Warrant Agreement, to:

                (1)           effect a reverse stock split of RPI’s Common Stock whereby RPI shall issue one new share of Common Stock in exchange for not less than five shares nor more than fifteen shares of its outstanding Common Stock, or such other number of shares of its outstanding Common Stock as is mutually agreed upon by RPI and the Investors under the Common Stock and Warrant Agreement; and

                (2)           allow any action required or allowed to be taken by the stockholders of RPI at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding RPI stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

                Pursuant to the Common Stock and Warrant Agreement, RPI has agreed to amend its bylaws on or before the closing of the Common Stock and Warrant Agreement to provide the following:

                (1)           the board of directors will have seven (7) members;

                (2)           the board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors;

                (3)           the board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors at least one of whom must not be an affiliate of any Investor.  The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of RPI, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

                (4)           the board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors, at least one of whom must not be an affiliate of any Investor.  The duties of the compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved under RPI’s option pool, and setting employee compensation guidelines.

                After the closing of the Common Stock and Warrant Agreement, RPI will not, without the approval of a majority of the total number of directors then in office:

                (1)           authorize, offer, sell or issue any equity or debt securities of RPI;

                (2)           incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

                (3)           grant a security interest in assets of RPI which individually or in the aggregate have a value in excess of $500,000;

                (4)           sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material Company Intellectual Property;

                (5)           purchase, license or otherwise acquire any of the rights, title or interest in any material Intellectual Property of any third party relating to pharmaceuticals or biologics;

                (6)           approve any annual business plan or budget or any material revisions thereto; or

                (7)           hire or terminate any executive officer of RPI, including the Chief Executive Officer and Chief Financial Officer.

                References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement and the Form of Warrant issued under the Common Stock and Warrant Agreement, included as Exhibits A and B, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.  References to and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement, included as Exhibit C to this Schedule 13D, which is incorporated in its entirety in this Item 4.

Item 5.                   Interest in Securities of the Issuer.

(a)  OBP IV is the general partner of Oxford IV and MRNA II.  Oxford IV has the right to acquire 23,501,566 shares of the Issuer pursuant to the Common Stock and Warrant Agreement.  In addition,  Oxford IV has the right to acquire a warrant to purchase 4,861,886 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement.

MRNA II has the right to acquire 235,806 shares of the Issuer pursuant to the Common Stock and Warrant Agreement.  In addition,  MRNA II has the right to acquire a warrant to purchase 48,782 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships and shared general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each partnership owns of record.  OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II.  OBP IV, Barnes, Brennan, Carthy, Fleming, Lytton, Sung and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II.  Oxford IV, OBP IV, Barnes, Brennan, Carthy, Fleming, Lytton, Sung and Walton expressly disclaim beneficial ownership of the shares that MRNA II has the right to acquire and MRNA II, OBP IV, Barnes, Brennan, Carthy, Fleming, Lytton, Sung and Walton expressly disclaim beneficial ownership of the shares that Oxford IV has the right to acquire.

Pursuant to the Voting Agreement, OBP IV and MRNA II have agreed with certain of the Investors to vote their shares for certain nominees to the Issuer’s board of directors.  OBP IV and MRNA II retain voting power with regard to all other matters.  Accordingly, the Funds may be deemed to be a Group, and thus may be deemed to share power to vote or direct the vote, and beneficially own an aggregate of 149,945,069 shares of the Issuer’s Common Stock.  This includes 23,737,372 shares of the Issuer’s Common Stock issuable to the Funds pursuant to the Common Stock and Warrant Purchase Agreement, 4,910,668 shares of the Issuer’s Common Stock issuable upon the exercise of warrants issuable to the Funds pursuant to the Common Stock and Warrant Agreement, 100,505,050 shares of the Issuer’s Common Stock issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement and 20,791,979 shares of Common Stock issuable upon the exercise of warrants issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement.  Collectively, the aggregate number of securities beneficially owned by the Funds and the other parties to the Voting Agreement, represents approximately 88.1% of the Issuer’s outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.

These percentages are calculated based upon 170,230,425 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 20,285,356 shares of the Issuer’s Common Stock outstanding as reported by the Issuer in the Common Stock and Warrant Agreement; (b) 23,737,372 shares of Common Stock issuable to the Funds pursuant to the Common Stock and Warrant Agreement; (c) 4,910,668 shares of Common Stock issuable to the Funds upon exercise of the Warrants issuable pursuant to the Common Stock and Warrant Agreement; (d) 100,505,050 shares of the Issuer’s Common Stock issuable to the other parties to the Common Stock and Warrant Agreement; and (e) 20,791,979 shares of Common Stock issuable upon the exercise of warrants issuable to the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement.

If the shares of Common Stock are issued to the Funds and the other parties to the Voting Agreement pursuant to the Common Stock and Warrant Agreement, the shares issuable to the other parties to the Common Stock and Warrant Agreement will be issued.  Accordingly, upon the issuance of the shares of Common Stock to the Funds: (i) Oxford IV will own of record Common Stock and warrants to purchase Common Stock equal to approximately 17.1% of the Issuer’s outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.; (ii) MRNA II will own of record Common Stock and warrants to purchase Common Stock equal to approximately 0.2% of the Issuer’s outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.; and (iii) if the Funds and the other parties to the Voting Agreement are deemed a Group, the Reporting Persons will be deemed to beneficially own approximately 78.3% of the Issuer’s outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.  These percentages include the total 145,454,542 shares of Common Stock issuable pursuant to the Common Stock and Warrant Agreement upon RPI stockholder approval.

                Each of the Reporting Persons expressly disclaims beneficial ownership of the securities held of record by the other parties to the Voting Agreement except as described herein for the limited purpose of the Voting Agreement.

                (b)  Number of shares as to which each person named in paragraph (a) above has:

                                (i)  sole power to vote or to direct the vote:  0 shares for the Funds, OBP IV and the General Partners.  Each of the other parties to the Voting Agreement has represented to the Reporting Persons that it has sole power to vote or to direct the vote of 0 shares.

                                (ii)  shared power to vote or to direct the vote:  149,945,069 shares for the Funds, OBP IV and the General Partners.  Each of the other parties to the Voting Agreement has represented to the Reporting Persons that it has shared power to vote or to direct the vote of 149,945,069 shares.

                                (iii)  sole power to dispose or to direct the disposition of:  0 shares for the Funds, OBP IV and the General Partners.  Venrock Associates has represented to the Reporting Persons that it has sole power to dispose or to direct the disposition of 0 shares.  The Sprout Group has represented to the Reporting Persons that it has sole power to dispose or to direct the disposition of 83,505,995 shares.

                                (iv)  shared power to dispose or to direct the disposition of:  28,648,040 shares for the Funds, OBP IV and the General Partners.  Venrock Associates has represented to the Reporting Persons that it has shared power to dispose or to direct the disposition of 45,105,425 shares.  The Sprout Group has represented to the Reporting Persons that it has shared power to dispose or direct the disposition of 0 shares.

                (c)  Except as set forth above, none of the Reporting Persons, nor the other parties to the Voting Agreement (to the knowledge of the Reporting Persons), has effected any transaction in the Common Stock in the last 60 days.

                (d)  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

                Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

                To the best of the knowledge of Oxford IV and MRNA II, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.    Material to be filed as Exhibits.

                A.            Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among RPI and the Investors. (Incorporated by reference to Exhibit 99.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

                B.            Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit 99.2 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

                C.            Voting Agreement dated as of February 26, 2003, by and among certain of the Investors.

                D.            Agreement regarding filing of joint Schedule 13D.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2003

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By: /s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By: /s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By: /s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Michael J. Brennan
Michael J. Brennan

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Stella M. Sung
Stella M. Sung

/s/ Alan G. Walton
Alan G. Walton

EXHIBIT INDEX

                A.            Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among RPI and the Investors. (Incorporated by reference to Exhibit 99.1 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

                B.            Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit 99.2 of RPI’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

                C.            Voting Agreement dated as of February 26, 2003, by and among certain of the Investors.

                D.            Agreement regarding filing of joint Schedule 13D.